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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                  SCHEDULE 13G



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13D - 1(B), (C) AND (D) AND AMENDMENTS
                   THERETO FILED PURSUANT TO RULE 13D - 2(B)




                                 MELTRONIX, INC.
                    (f/k/a Microelectronic Packaging, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)




                         Common Stock, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   585730-10-4
                                 --------------
                                 (CUSIP Number)




                                October 15, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                     |_| Rule 13d-1(b)

                     |X| Rule 13d-1(c)

                     |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-----------------------------------------------------------              --------------------------------------------------------
CUSIP No.                                                       13G                                            Page 2 of 6 Pages
-----------------------------------------------------------              --------------------------------------------------------

----------------------    -------------------------------------------------------------------------------------------------------
          1               NAME OF REPORTING PERSON                                 TEXAS INSTRUMENTS INCORPORATED
                          I.R.S. IDENTIFICATION NO.                                Tax Id No. 75-0289970
                          OF ABOVE PERSON
----------------------   -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) / /
                                                                                    N/A                        (b) / /
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               CITIZENSHIP OR PLACE OF ORGANIZATION:                                              Delaware, USA
----------------------    -------------------------------------------------------------------------------------------------------

      NUMBER OF                  5                SOLE VOTING POWER:                                          2,112,052
       SHARES             -------------------     -------------------------------------------------------------------------------

     BENEFICIALLY                6                SHARED VOTING POWER:                                                0
      OWNED BY            -------------------     -------------------------------------------------------------------------------

        EACH                     7                SOLE DISPOSITIVE POWER:                                     2,112,052
      REPORTING           -------------------     -------------------------------------------------------------------------------

     PERSON WITH                 8               SHARED DISPOSITIVE POWER:                                            0
----------------------    -------------------------------------------------------------------------------------------------------
         9                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                                                                                                              2,112,052
----------------------    -------------------------------------------------------------------------------------------------------
         10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                   / /
----------------------    -------------------------------------------------------------------------------------------------------
         11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                       19.5%
----------------------    -------------------------------------------------------------------------------------------------------
         12               TYPE OF REPORTING PERSON:                                                                CO
----------------------    -------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTION BEFORE FILLING OUT!



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



ITEM 1.  NAME OF ISSUER AND ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           (a) and (b) This statement relates to the Common Stock, without par value (the "Common Stock"), of Meltronix, Inc., a California corporation (the "Issuer"), which is issuable upon conversion of the Series A Preferred Stock ("Preferred Stock") of the Issuer. The address of the principal executive offices of the Issuer is 9577 Chesapeake Drive, San Diego, CA 92123-1304.

ITEM 2.  PERSON FILING:

           (a)-(c) This statement is being filed by Texas Instruments Incorporated, a Delaware corporation ("TI"), for and on behalf of itself. The principal business office of TI is 8505 Forest Lane, P.O. Box 660199, Dallas, Texas 75266-0199.

           (d)-(e) This statement relates to the Common Stock of the Issuer, without par value. The CUSIP No. for such shares is 585730-10-4. Such stock is issuable upon the conversion of the Preferred Stock owned by TI.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

           (a)  / /   Broker or dealer registered under Section 15 of the
                      Exchange Act

           (b)  / /   Bank as defined in Section 3(a)(6) of the Exchange Act

           (c)  / /   Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act

           (d)  / /   Investment company registered under Section 8 of the
                      Investment Company Act of 1940

           (e)  / /   An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E)

           (f)  / /   An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F)

           (g)  / /   A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G)

           (h)  / /   A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act

           (i)  / /   A church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act

           (j)  / /   Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

           If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

ITEM 4.  OWNERSHIP.

           Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)        Amount Beneficially Owned:

                     2,112,052

(b)        Percent of Class:

                     19.5%

(c)        Number of shares as to which such person has:

                      (i)        sole power to vote or to direct the vote:

                                 2,112,052

                      (ii)       shared power to vote or to direct the vote:

                                 0

                      (iii)      sole power to dispose or to direct the
                                 disposition of:

                                 2,112,052

                      (iv) shared power to dispose or to direct the disposition of:

                                 0

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         N/A

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         N/A

ITEM 10. CERTIFICATION.

           (a) N/A

           (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 1999

                                       TEXAS INSTRUMENTS INCORPORATED



                                       By: /s/ William A. Aylesworth
                                          -------------------------------
                                           Name:  William A. Aylesworth
                                           Title: Senior Vice President,
                                                  Treasurer and
                                                  Chief Financial Officer